UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Tokyo 100-8330, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D	Page of Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 21.40%
8. SHARED VOTING POWER: N/A
9. SOLE DISPOSITIVE POWER: 21.40%
10. SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 357,017,088 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.40%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008 and amended by the first amendment thereto, filed on October 30, 2008 and the second amendment thereto, filed on May 22, 2009 (as amended, the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On June 2, 2009, the Company announced its intention to issue shares of its Common Stock in a registered public offering (the “Offering”) as to which MUFG has preemptive rights under the terms of the Investor Agreement. On June 2, 2009, MUFG and the Company entered into a Letter Agreement (the “Letter Agreement”) that confirmed MUFG’s agreement to purchase 16,034,985 shares (the “Initial Shares”) of Common Stock in the Offering. Also on June 2, 2009, in connection with the exercise by the underwriters of the over-allotment option granted to them in the Offering in the amount of 5,715,349 shares of Common Stock, MUFG and the Company entered into an amendment to the Letter Agreement (the “Amendment to Letter Agreement”) that confirmed MUFG’s agreement to purchase an additional 1,143,070 shares (together with the Initial Shares, the “Purchased Shares”) of Common Stock. The aggregate purchase price for the Purchased Shares was $471,365,829.20.

The purchase price for the Purchased Shares represents $471,365,829.20 borrowed from The Bank of Tokyo-Mitsubishi UFJ, Ltd., a wholly-owned subsidiary of MUFG (“BTMU”) pursuant to a loan agreement dated June 11, 2009 between MUFG and BTMU (the “Loan Agreement”). No other part of the Purchase Price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described in this Amendment.

The Letter Agreement, the Second Letter Agreement and the Loan Agreement are filed as Exhibit 11, Exhibit 12 and Exhibit 13 respectively, to this Amendment and are hereby incorporated by reference herein.

As of June 4, 2009, certain affiliates of MUFG held in the aggregate 14,450,343 shares of Common Stock in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of such shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Amendment is to allow MUFG to exercise its preemptive rights under the Investor Agreement in order to maintain its desired level of ownership in the Company.

A. Registration Rights Applicable to MUFG

Pursuant to the Letter Agreement and the Amendment to the Letter Agreement, MUFG and the Company agreed to amend the definition of the term “Registrable Securities” under the Registration Rights Agreement to include the Purchased Shares.

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,668,455,006 (which is the number of shares of Common Stock outstanding as of April 30, 2009, as reported by the Company in their quarterly report on Form 10-Q for the quarter ended March 31, 2009, plus (i) the shares of Common Stock issued by the Company in a registered public offering that was announced on May 7, 2009 (as described in the second amendment to the Schedule 13D), (ii) the shares of Common Stock issued in the Offering and (iii) the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Initial Conversion Price).

As of June 11, 2009, MUFG beneficially owns 357,017,088 shares of Common Stock, representing approximately 21.40% of the outstanding shares of Common Stock of the Company (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
11.	Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

12.	Amendment to Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

13.	English translation of Loan Agreement, dated June 11, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

EXHIBIT INDEX

Exhibit	Description
11.	Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

12.	Amendment to Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

13.	English translation of Loan Agreement, dated June 11, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.